United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
December 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑          Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐           No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐           No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐           No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_____.)

Press Release
Signature Page

Vale concludes public offer to acquire Vale Fertilizantes
Rio de Janeiro, December 12, 2011 — Vale S.A. (Vale) announces that, through its wholly-owned subsidiary Mineração Naque S.A. (Naque), it successfully concluded a public offer to acquire the free floating shares of Vale Fertilizantes S.A. (Vale Fertilizantes).
Vale’s offer was successful since more than 2/3 of the free floating shares of Vale Fertilizantes whose shareholders have decided to participate in the auction accepted the cancellation of its registration as a publicly listed company.
As a result of the public offer, Vale acquired 211,014 common shares and 82,919,456 preferred shares of Vale Fertilizantes, representing 83.8% of the common shares and 94.0% of the preferred shares outstanding of Vale Fertilizantes, which correspond to 0.1% of the total common shares and 29.8% of the total preferred shares of Vale Fertilizantes.
Both the common and preferred shares were acquired for R$ 25.00 per share, amounting to a total of R$ 2.078 billion, equivalent to US$ 1.141 billion at the BRL/USD exchange rate of 1.8219 on December 12, 2011. The financial settlement of the public offer will occur on December 15, 2011 (financial settlement date), pursuant to the rules of BM&FBOVESPA.
Vale will hold, through Naque, 99.99% of the total common shares and 98.09% of the total preferred shares of Vale Fertilizantes. Consequently, since after the public offer the remaining free floating shares represent less than 5% of the total shares of Vale Fertilizantes, a General Shareholders Meeting will be convened in the next days to deliberate about the redemption of the remaining shares by the price per share of the public offer, of R$ 25.00, plus interest based on the SELIC, the Brazilian Central Bank policy interest rate, counted from the financial settlement date to the payment of the redeemed shares.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Christian Perlingiere: christian.perlingiere@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: December 12, 2011	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations

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